Exhibit 99.1

NEW GOLD ANNOUNCES RESULTS OF VOTE FOR ELECTION OF BOARD OF DIRECTORS

TORONTO, May 15, 2024 /CNW/ - New Gold Inc. ("New Gold" or the "Company") (TSX: NGD) (NYSE American: NGD) today announces the voting results from the election of its Board of Directors at New Gold's Annual General Meeting of Shareholders (the "Meeting") held on May 14, 2024, as set out below.

Election of Directors

Director Nominee	Votes For	% For	Votes Withheld	% Withheld
Patrick Godin	361,329,329	99.53%	1,717,797	0.47%
Nicholas Chirekos	290,253,990	79.95%	72,793,135	20.05%
Gillian Davidson	341,491,337	94.06%	21,555,788	5.94%
Thomas McCulley	361,301,870	99.52%	1,745,255	0.48%
Margaret Mulligan	359,813,070	99.11%	3,234,055	0.89%
Richard O'Brien	361,028,341	99.44%	2,018,784	0.56%
Ian Pearce	340,842,205	93.88%	22,204,920	6.12%
Marilyn Schonberner	356,463,339	98.19%	6,583,788	1.81%

Appointment of Auditor

Votes For	Votes Against	% For	% Against
364,555,009	66,778,395	84.52%	15.48%

Say on Pay Advisory Vote

Votes For	Votes Against	% For	% Against
358,842,014	4,205,111	98.84%	1.16%

The results of the other matters considered at the Meeting are disclosed in the Report of Voting Results filed on SEDAR+ at www.sedarplus.com on May 14, 2024.

About New Gold

New Gold is a Canadian-focused intermediate mining company with a portfolio of two core producing assets in Canada, the Rainy River gold mine and the New Afton copper-gold mine. The Company also holds other Canadian-focused investments. New Gold's vision is to build a leading diversified intermediate gold company based in Canada that is committed to the environment and social responsibility. For further information on the Company, visit www.newgold.com.

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SOURCE New Gold Inc.

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%CIK: 0000800166

For further information: Ankit Shah, Executive Vice President, Strategy & Business Development, Direct: +1 (416) 324-6027, Email: ankit.shah@newgold.com; Brandon Throop, Director, Investor Relations, Direct: +1 (647) 264-5027, Email: brandon.throop@newgold.com

CO: New Gold Inc.

CNW 17:00e 15-MAY-24